Filed Pursuant to Rule 433

Registration No. 333-185656

January 13, 2014

NEWS RELEASE

North American Palladium Announces Proposed Financing

All figures are in Canadian dollars except where noted.

Toronto, Ontario, January 13, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that it has commenced marketing in connection with a public offering of securities (the “Offering”).

The Offering is expected to be conducted in two tranches. The first tranche (“Tranche 1”) is anticipated to be $30 million aggregate principal amount of 7.5% convertible unsecured subordinated debentures (the “Tranche 1 Debentures”) due the fifth anniversary of the issue date. The second tranche (“Tranche 2”) is anticipated to be between $20 million and $45 million aggregate principal amount of securities comprised of (i) 7.5% convertible unsecured subordinated debentures (the “Tranche 2 Debentures”, together with the Tranche 1 Debentures, the “Debentures”) of the Company due on the fifth anniversary of the issue date and (ii) warrants expiring three years from the date of issue (“Tranche 2 Warrants”, together with the Debentures, the “Offered Securities”). The Tranche 2 Warrants will represent the right to purchase an aggregate number of common shares of the Company (“Common Shares”) equal to 33% of the number of Common Shares into which the Debentures are convertible (excluding Common Shares issuable as interest or as a make whole payment) at an exercise price equal to 120% of the conversion price of the Tranche 2 Debentures. Edgecrest Capital Corporation has been retained as lead placement agent and sole bookrunner for a syndicate to be formed (the “Lead Agent”).

The Offering will be conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada pursuant to its existing final short form base shelf prospectus filed with the securities regulatory authorities in each of the Provinces of Canada. The aggregate amount of Debentures to be issued and the conversion price at which such Debentures will be convertible into Common Shares will be determined prior to the time of filing the final prospectus supplement for each of Tranche 1 and Tranche 2.

The Company also announced it has secured a non-binding commitment to purchase $40 million of the Offered Securities ($20 million in respect of each of Tranche 1 and Tranche 2) from Crede CG III, Ltd, a wholly-owned subsidiary of Crede Capital Group, llc, a US-based family office.

It is anticipated that Tranche 1 will close on or about January 23, 2014. In the event that the Toronto Stock Exchange or NYSE MKT requires shareholder approval in order to issue the securities in connection with Tranche 2, such approval will be sought at a meeting to be held on or about March 18, 2014 with closing of Tranche 2 anticipated on or about March 27, 2014 subject to the satisfaction of to be agreed upon closing conditions. If shareholder approval is not required Tranche 2 is expected to close concurrently with Tranche 1, or as soon as practicable thereafter.

The proceeds from the Offering are expected to be used for general corporate purposes.

The Offered Securities will not be listed on either the TSX or NYSE MKT. The Company intends to apply to list on the TSX and NYSE MKT the Common Shares issuable pursuant to the terms of the Offered Securities.

The Company has filed a final base shelf prospectus and will file an indicative term sheet with the securities regulatory authorities in each of the provinces of Canada and an indicative term sheet and registration statement (including a base prospectus) with the SEC for the Offering. The Company will also file a final prospectus supplement containing important information relating to the securities described in this document with the securities regulatory authorities in each of the Provinces of Canada and with the SEC. The offering in Canada will be made only by the base shelf prospectus and the relevant final prospectus supplement. Before you invest, you should read the base shelf prospectus, the registration statement and the final prospectus supplement and other documents the Company has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the Company, or the Lead Agent will arrange to send you the offering documents if you so request by calling toll-free 1 (877) 257-7366 at 70 York Street, Suite 1500, Toronto, Ontario M5J 1S9.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: the use of proceeds of the Offering, the anticipated closing of Tranche 1 and Tranche 2 and the ability to obtain the required approvals for the Offering. The Company cautions the reader that such forward looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, mining and processing, the possibility that the LDI mine may not perform as planned and the possibility that the Company may not be able to obtain the necessary approvals (including shareholder approval). For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects and that the Company will obtain the required approvals to complete the Offering. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.